UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE TO
Tender Offer Statement Under Section
14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934
CollaGenex Pharmaceuticals, Inc.
(Name of Subject Company)
Galderma Acquisition Inc.,
a wholly owned subsidiary of
Galderma Laboratories, Inc.
(Name of Filing Person )
Common Stock, Par Value $0.01 Per Share
(Title of Class of Securities)
19419B100
(CUSIP Number of Class of Securities)
Galderma Laboratories, Inc.
14501 North Freeway
Fort Worth, TX 76177
Attention: Quintin Cassady, General Counsel
Telephone: (817) 961-5000
(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications on Behalf of Filing Persons)
Copy To:
Debevoise & Plimpton LLP
919 Third Avenue
New York, New York 10022
Attention: Paul S. Bird, Esq.
Telephone: (212) 909-6000
       Calculation of Filing Fee

Transaction valuation*	Amount of filing fee*
Not Applicable	Not Applicable

*	Pursuant to General Instruction D to Schedule TO, no filing fee is required for filings containing only preliminary communications made before the commencement of a tender offer.

☐	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
Amount Previously Paid: None
Form or Registration No.: Not applicable.
Filing Party: Not applicable.
Date Filed: Not applicable.

☑   Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☑ third-party tender offer subject to Rule 14d-1.

☐ issuer tender offer subject to Rule 13e-4.

☐ going-private transaction subject to Rule 13e-3.

☐ amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer:    ☐

Item 12 Exhibits
EX-99.01: PRESS RELEASE

Item 12. Exhibits

Exhibit	Description
99.01	Press Release, dated February 26, 2008.

IMPORTANT INFORMATION
           This filing is neither an offer to purchase nor a solicitation of an offer to sell securities. The tender offer for the outstanding shares of CollaGenex Pharmaceuticals, Inc. (“CollaGenex”) common stock described in this filing has not commenced. At the time the expected tender offer is commenced, Galderma Laboratories, Inc. (the “Company”) or a wholly owned subsidiary of the Company will file a tender offer statement on Schedule TO with the U.S. Securities and Exchange Commission (the “SEC”), and CollaGenex will file a solicitation/recommendation statement with respect to the tender offer. Investors and CollaGenex stockholders are strongly advised to read the tender offer statement (including the offer to purchase, letter of transmittal and other offer documents) and the related solicitation/recommendation statement because they will contain important information. When available, the offer to purchase, the related letter of transmittal and certain other offer documents, as well as the solicitation/recommendation statement, will be made available to all stockholders of CollaGenex at no expense to them. These documents will also be available at no charge at the SEC’s website at www.sec.gov .